Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the Formation and Structuring Transactions (as defined in the report to which this financial information is an exhibit) that occurred at the time of our initial public offering. The pro forma adjustments related to the Formation and Structuring Transactions principally include (a) recording the Paris Marriott and the Hamburg Marriott hotels operations as lease revenue, (b) eliminating the operations of the Distributed Properties from our financial statements, (c) reflecting interest expense for the entire year consistent with the debt put in place at the time of the initial public offering, (d) reflecting the effects of the initial public offering, and (e) recording minority interest related to the operations in our operating partnership that are not owned by us. The historical financial information for the year ended December 31, 2004 has been derived from our audited financial statements included elsewhere in the report to which this financial information is an exhibit. The unaudited pro forma statement of operations data for the year ended December 31, 2004 is presented as if the Formation and Structuring Transactions had occurred on January 1, 2004. We have not presented pro forma balance sheet information as there are no adjustments affecting our historical December 31, 2004 balance sheet.

The unaudited pro forma financial information is presented for informational purposes only and do not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the earlier date discussed above. It also does not project or forecast our consolidated results of operations for any future date or period.

Consolidated Statements of Operations

Historical and Pro Forma

For the Year Ended December 31, 2004

(in thousands, except shares and per share amounts)

	Strategic Hotel Capital, Inc. and Subsidiaries Historical	Restructure Leases		Distribution to SHC LLC		Other Adjustments		Reclassify Hyatt New Orleans Lease to Management Agreement		Strategic Hotel Capital, Inc. and Subsidiaries Pro Forma
REVENUES:
Rooms	$270,820	$(9,889	)(1a)	$(78,070	)(2a)			$21,375	(4a)	$204,236
Food and beverage	144,593	(2,326	)(1b)	(35,846	)(2b)			9,560	(4b)	115,981
Other hotel operating revenue	51,064	(363	)(1c)	(8,694	)(2c)			1,967	(4c)	43,974

	466,477	(12,578)		(122,610)		—		32,902		364,191
Lease revenue	24,233	4,726	(1d)	(3,535	)(2d)			(10,370	)(4d)	15,727
		673	(1n)

Total revenues	490,710	(7,179)		(126,145)		—		22,532		379,918
OPERATING COSTS AND EXPENSES:
Rooms	67,761	(2,017	)(1e)	(23,913	)(2e)			5,332	(4e)	47,163
Food and beverage	110,768	(1,747	)(1f)	(29,865	)(2f)			6,631	(4f)	85,787
Other departmental expenses	135,323	(2,775	)(1g)	(31,291	)(2g)			6,634	(4g)	107,891
Management fees	17,145	(943	)(1h)	(2,921	)(2h)			2,192	(4h)	15,473
Other property level expenses	30,344	(339	)(1i)	(9,769	)(2i)			1,743	(4i)	21,979
Lease expense	6,446	4,219	(1j)							12,594
		1,929	(1o)
Depreciation and amortization	61,463	(275	)(1k)	(19,684	)(2j)					41,136
		(368	)(1p)
Impairment losses on goodwill and hotel properties	12,675									12,675
Corporate expenses	28,845									28,845

Total operating costs and expenses	470,770	(2,316)		(117,443)		—		22,532		373,543

Operating Income	19,940	(4,863)		(8,702)		—		—		6,375
Interest expense	(64,578)	5,495	(1l)	22,326	(2k)	31,341	(3a)			(26,066)
		1,311	(1q)			4,105	(3d)
						(23,227	)(3b)
						(2,839	)(3c)
Interest income	1,270			(88	)(2l)					1,182
Loss on early extinguishment of debt	(21,934)			12,663	(2m)					(9,271)
Other income (expenses), net	3,132	67	(1r)	2,725	(2n)					5,924

Loss before income taxes and minority interest	(62,170)	2,010		28,924		9,380		—		(21,856)
Income tax expense	(4,990)	(657	)(1m)							(5,647)
Minority interests	4,831			(24	)(2o)	(4,807	)(3e)			7,382
						7,382	(3f)

Loss from continuing operations	$(62,329)	$1,353		$28,900		$11,955		$—		$(20,121)

Loss per share from continuing operations:
Basic and diluted:										$(0.72	)(5)

Common shares outstanding:
Basic and diluted										27,984,742	(5)

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2004

1. Restructure Leases

Paris Marriott Lease Restructure—In July 2003, we sold the real estate applicable to the Paris Marriott to DIFA, which then leased the hotel back to us. This transaction is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels.” After this transaction, we continued to report the Paris Marriott on our consolidated balance sheet and continued to consolidate its results because of our continued involvement in supporting the lease of the property through a collateralized guarantee. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels” in conjunction with the Formation and Structuring Transactions, we changed the terms of the related collateralized guarantee and no longer have continuing involvement as defined by GAAP. Accordingly, we record the Paris Marriott as an operating lease and record rent expense instead of mortgage interest and depreciation expense. Also, in conjunction with the Formation and Structuring Transactions, we sublease the Paris Marriott to SanMon Services, LLC, or its designated subsidiary, and record lease revenue from this hotel. The following pro forma adjustments were made to account for this restructuring:

(a) Reflects the $9.9 million elimination of rooms revenue.

(b) Reflects the $2.3 million elimination of food and beverage revenue.

(c) Reflects the $0.4 million elimination of other hotel operating revenue.

(d) Reflects $4.7 million of lease revenue.

(e) Reflects the $2.0 million elimination of rooms expense.

(f) Reflects the $1.7 million elimination of food and beverage expense.

(g) Reflects the $2.8 million elimination of other departmental expenses.

(h) Reflects the $0.9 million elimination of management fees.

(i) Reflects the $0.3 million elimination of other property level expenses.

(j) Reflects the $4.2 million of lease expense under the operating lease, reduced by the realized portion of the deferred gain.

(k) Reflects the $0.3 million elimination of depreciation expense.

(l) Reflects the $5.5 million elimination of interest expense due to the removal of the financing obligation upon sale of the hotel.

(m) Reflects the $0.7 million of deferred tax expense.

Hamburg Marriott Lease Restructure—In February 2004, our joint venture consummated a sale leaseback transaction similar to the July 2003 transaction described above for the Paris Marriott. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels”, on March 1, 2004, we acquired our joint venture partner’s interest in this hotel. In conjunction with the Formation and Structuring Transactions, we changed the terms of the related collateralized guarantee and no longer have continuing involvement as defined by GAAP. Accordingly, we record the Hamburg Marriott as an operating lease. The following pro forma adjustments were made to consolidate the Hamburg Marriott, including accounting for the lease restructuring and the acquisition of our joint venture partner’s interest:

(n) Our subsidiary that leases the hotel from DIFA has leased the hotel to the hotel operator. This $0.7 million adjustment records lease revenues earned from the operator for January and February 2004, the periods before we wholly owned the Hamburg Marriott.

(o) Reflects the $1.9 million of lease expense under the operating lease with DIFA, reduced by the realized portion of the deferred gain.

(p) Reflects the $0.4 million elimination of depreciation expense.

(q) Reflects the $1.3 million elimination of interest expense due to the removal of the financing obligation upon sale of the hotel.

(r) Reflects the $93,000 elimination of the joint venture’s loss and $26,000 elimination of asset management fee revenues.

2. Distribution to SHC LLC—In connection with the Formation and Structuring Transactions, a distribution of seven hotel properties was made to SHC LLC. The following pro forma adjustments were made to account for these items:

(a) Reflects the $78.1 million elimination of room revenue for six hotels.

(b) Reflects the $35.8 million elimination of food and beverage revenue for six hotels.

(c) Reflects the $8.7 million elimination of other hotel operating revenue for six hotels.

(d) Reflects the $3.5 million elimination of lease revenue for a distributed hotel under a lease agreement.

(e) Reflects the $23.9 million elimination of rooms expense for six hotels.

(f) Reflects the $29.9 million elimination of food and beverage expense for six hotels.

(g) Reflects the $31.3 million elimination of other departmental expenses for six hotels.

(h) Reflects the $2.9 million elimination of management fees for six hotels.

(i) Reflects the $9.8 million elimination of other property level expenses for six hotels.

(j) Reflects the $19.7 million elimination of depreciation expense for the seven hotels.

(k) Reflects the $22.3 million elimination of interest expense on debt collateralized by the seven hotels.

(l) Reflects the $88,000 elimination of interest income.

(m) Reflects the $12.7 million elimination of loss on early extinguishment of debt, which represented the unamortized deferred financing costs applicable to debt refinanced in June 2004 related to the Distributed Properties.

(n) Reflects the $2.8 million elimination of the Czech forward currency contract income due to the distribution of the liability to SHC LLC because this liability is the obligation of SHC LLC and not of SHCI.

(o) Reflects the $24,000 elimination of prior minority interests applicable to the Distributed Properties. The composition of our minority interest will further change as a result of the Formation and Structuring Transactions as described further in 3f) below.

3. Other Adjustments—In connection with the Formation and Structuring Transactions, we have made the following additional adjustments:

(a) Reflects the $31.3 million elimination of historical interest expense related to mortgage debt on the REIT Assets assumed by us. The debt to which this historical interest expense relates was retired as part of the Formation and Structuring Transactions. These amounts reflect the actual expense incurred, based on the outstanding loan balance and the interest rates in effect during the period covered in these pro forma statements.

(b) Reflects the $23.2 million interest expense primarily related to the new mortgage and mezzanine debt that is collateralized by our assets. We have computed interest expense on the new debt as part of the Formation and Structuring Transactions of $440.0 million as if it were outstanding as of January 1, 2004. Our new indebtedness consists of $208.5 million of fixed-rate debt, $200.0 million of variable rate debt and $31.5 million of revolver debt. We used a rate of 3.21% to calculate interest expense for the floating rate loan. Our pro forma interest expense also includes the effect of swapping $96.0 million of the variable-rate debt to a fixed rate of 5.03%. We used a rate of 5.16% to calculate interest expense for the fixed rate loan. Our pro forma interest expense also includes interest expense applicable to the $6.9 million of debt we assumed upon acquiring the Marriott Rancho Las Palmas Resort.

(c) Reflects $2.8 million of amortization of financing costs applicable to closing the mortgage, mezzanine and revolving credit facility loan agreements. Financing costs are amortized to interest expense over the expected life of the new loan agreements (weighted average of 4.5 years) using the straight-line method, which approximates the effective interest method.

(d) Reflects $4.1 million of interest expense applicable to convertible debentures as an adjustment necessary to arrive at the interest expense of the existing entity because the debentures were distributed to SHC LLC and redeemed or converted to SHC LLC membership units.

(e) Reflects the $4.8 million elimination of historical minority interest. These amounts reflect the actual minority interest incurred during the period prior to the Formation and Structuring Transactions covered in these pro forma statements.

(f) Reflects the $7.4 million adjustment for minority interest to give effect to the weighted average 26.84% interest in the operating partnership owned by others.

4. Reclassify Hyatt Regency New Orleans Lease to Management Agreement—Prior to the Formation and Structuring Transactions, the Hyatt Regency New Orleans was recorded as a lease whereby the lessee paid rent to SHC LLC, which was recorded as lease revenue in the statement of operations. In connection with the Formation and Structuring Transactions, the Hyatt Regency New Orleans hotel lease was converted to a management agreement and we report all of the operations of the hotel. The following adjustments were made to account for restructuring the hotel lease to a management agreement:

(a) Reflects $21.4 million of room revenue.

(b) Reflects $9.6 million of food and beverage revenue.

(c) Reflects $2.0 million of other hotel operating revenue.

(d) Reflects $10.4 million elimination of lease revenue.

(e) Reflects $5.3 million of rooms expense.

(f) Reflects $6.6 million of food and beverage expense.

(g) Reflects $6.6 million of other departmental expenses.

(h) Reflects $2.2 million of management fees.

(i) Reflects $1.7 million of other property level expenses.

5. Net Income Per Share Calculation—For purposes of per share calculations, the offering was assumed to have occurred on January 1, 2004 resulting in a weighted average number of shares outstanding equal to 27,984,742.

(In Thousands except per share amount)
Loss from continuing operations for the year ended December 31, 2004	$(20,121)

Loss per share from continuing operations for the year ended December 31, 2004—basic and diluted	$(0.72)